UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-43383

IQM Quantum Computers Oyj

(Translation of registrant’s name into English)

Keilaranta 19

FI-02150 Espoo

Finland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒Form 20-F   ☐Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 4, 2026, IQM Quantum Computers Oyj (the “Company”) issued a press release to provide a business and financial update for the first half and second quarter of 2026. The full text of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

Also on August 4, 2026, the Company issued a report announcing its financial results for the first half and second quarter of 2026. The Company’s half-year financial report, including its condensed consolidated financial statements as of June 30, 2026, is attached as Exhibit 99.2 to this Report on Form 6-K. In addition, the Company announced its outlook for full-year 2026 as part of its financial report issued in Finland. A copy of such guidance is attached as Exhibit 99.3 to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K, including the exhibits attached hereto, includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements regarding IQM’s strategies, future or anticipated market or competitive position, business plans and future performance, including IQM’s cash runway and outlook for full-year 2026. These statements are based on IQM’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, and/or regulatory factors, and other risks and uncertainties affecting the operation of IQM’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in IQM’s filings with the United States Securities and Exchange Commission and Finish regulatory bodies. The information set forth herein should be read in light of such risks. IQM is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

Exhibit No.	Description

99.1	Press Release, dated August 4, 2026.
99.2	First Half and Second Quarter 2026 Financial Report.
99.3	Fiscal Year 2026 Guidance Included in Finnish Half-Year Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IQM QUANTUM COMPUTERS OYJ

Date: August 4, 2026	By:		/s/ Jan Goetz
		Name:	Jan Goetz
		Title	Chief Executive Officer